Final Term Sheet

Filed pursuant to Rule 433

Dated March 31, 2009

Relating to

Prospectus Supplement dated March 31, 2009 to

Registration Statement No. 333-138604

The Black & Decker Corporation

$350,000,000 8.950% Senior Notes due 2014

Issuer:	The Black & Decker Corporation

Principal Amount:	$350,000,000

Title of Securities:	8.950% Senior Notes due 2014

Trade Date:	March 31, 2009

Original Issue Date (Settlement Date):	April 3, 2009

Maturity Date:	April 15, 2014

Yield to Maturity:	9.250%

Spread to Benchmark Treasury:	754.9 basis points

Benchmark Treasury:	1.750% due March 31, 2014

Benchmark Treasury Yield:	1.701%

Public Offering Price (Issue Price):	98.807% of the Principal Amount thereof

Interest Rate:	8.950% per annum

Interest Payment Dates:	Semi-annually in arrears on each April 15 and October 15, commencing October 15, 2009.

Redemption Provision:	Make-whole call at the Adjusted Treasury Rate plus 50 basis points.

Ratings:	Baa3 / BBB / BBB

CUSIP / ISIN:	091797 AP5 / US091797AP56

Joint Book-Running Managers:	Citigroup Global Markets Inc., Banc of America Securities LLC and J.P. Morgan Securities Inc.

Senior Co-Managers:	BNP Paribas Securities Corp., Commerzbank Capital Markets Corp., Mitsubishi UFJ Securities (USA), Inc. and ING Financial Markets LLC

Junior Co-Managers:	HSBC Securities (USA) Inc., Mizuho Securities USA Inc., SG Americas Securities, LLC and SunTrust Robinson Humphrey, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Citigroup Global Markets Inc. toll free 1-877-858-5407, (ii) Banc of America Securities LLC toll free 1-800-294-1322 or (iii) J.P. Morgan Securities Inc. collect at (212) 834-4533.

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